FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Dissolution and liquidation of a subsidiary company

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October 13, 2010

Commission File Number 09929

Mitsui & Co., Ltd.

(Translation of registrant’s name into English)

2-1, Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 13, 2010

MITSUI & CO., LTD.

By:	/s/ Junichi Matsumoto
Name:	Junichi Matsumoto
Title:	Executive Vice President
Chief Financial Officer

October 13, 2010

For Immediate Release:

To Whom It May Concern

Mitsui & Co., Ltd.

Dissolution and liquidation of a subsidiary company

Mitsui & Co., Ltd. (“Mitsui”) announced its subsidiary, AFC HoldCo, LLC, resolved to dissolve the business and plans to complete the liquidation as follows.

1.	Company profile

(1) Company name	: AFC HoldCo, LLC
(2) Address	: 1209 Orange Street, Wilmington, Delaware, U.S.A.
(3) Representative officer	: Masahiko Kurahashi, Chief Financial Officer
(4) Principal business	: Investment in auto finance companies
(5) Date of formation	: April 13, 2007
(6) Capital	: US$ 70,037 thousand
(7) Major shareholder	: Mitsui & Co. (U.S.A.), Inc. (A wholly owned subsidiary of Mitsui) 87.5%
(8) Fiscal year end	: March 31

2.	Reason for the dissolution

As a result of the business performance review, we judged that its subsidiaries’ auto finance business would be unprofitable under the current severe market conditions and determined to dissolve the company.

3.	Schedule

October 12, 2010	Resolution of dissolution
Beginning of 2011	Completion of liquidation

4.	Impact on Mitsui’s consolidated financial statements

This dissolution will have minimal impact on Mitsui’s consolidated financial statements for the year ending March 31, 2011.

For further information, please contact:

Mitsui & Co., Ltd.

Investor Relations Division	Corporate Communications Division
Telephone: +81-3-3285-7910	Telephone: +81-3-3285-7596

Notice: This press release includes forward-looking statements about Mitsui. These forward-looking statements are based on the current assumptions and beliefs of Mitsui in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause Mitsui’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. The risks, uncertainties and other factors referred to above include, but are not limited to, those contained in Mitsui’s latest annual report on Form 20-F, which has been filed with the U.S. Securities and Exchange Commission.

This press release is published in order to publicly announce specific facts stated above, and does not constitute a solicitation of investments or any similar act inside or outside of Japan, regarding the shares, bonds or other securities issued by us.